[Sutherland Asbill & Brennan LLP Letterhead]

August 18, 2016

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Alcentra Capital Corporation – Registration Statement on Form N-2 Filed on August 18, 2016

Dear Sir/Madam:

On behalf of Alcentra Capital Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s shelf registration statement on Form N-2 (File No. 333-205154) initially filed on June 23, 2015 and declared effective on December 21, 2015 (the “Prior Registration Statement”), except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2015, together with disclosure relating thereto, (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended June 30, 2016, together with disclosure relating thereto, and (iv) the inclusion of a description of a selling stockholder whose shares of the Company’s common stock are being registered for resale under the Registration Statement.

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U.S. Securities and Exchange Commission

August 18, 2016

Please call me at (202) 383-0176 or Harry S. Pangas at (202) 383-0805 if you have any questions or comments regarding the foregoing or if you would like a courtesy copy of the Registration Statement.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Paul J. Echausse / Alcentra Capital Corporation

Harry S. Pangas / Sutherland Asbill & Brennan LLP